UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                     FORM 10-SB
                                     ----------

                      GENERAL FORM FOR REGISTRATION OF SECURITIES
                             OF SMALL BUSINESS ISSUERS
    Pursuant to Section 12(b) or (g) of the Securities  Exchange Act  of 1934

                               2000  New  Commerce, Inc.
                     -----------------------------------------------
                     (Name of Small Business Issuer in its charter)




                 Nevada                            95-4783102
    ---------------------------------   ------------------------------------
    (State or other  jurisdiction of    (I.R.S. Employer Identification No.)
    incorporation or organization)


        270 North Canon Drive, Suite 203,
        Beverly Hills, California                         90210
   ----------------------------------------           -------------
   (Address of principal executive offices)             (Zip Code)


                            (310) 288- 0693
                      ---------------------------
                      (Issuer's telephone number)


  Securities to be registered pursuant to section 12(g) of the Act:

   Title of each class              Name of each  exchange on which
   to be so registered              each class is to be registered
   Common shares                    NASD OTC Bulletin Board
   -------------------              -------------------------------









                              TABLE OF CONTENTS


                                                                      PAGE

  Item 1. Description of Business. ...................................  1

  Item 2. Plan of Operation. .........................................  2

  Item 3. Description of Property.....................................  2

  Item 4. Security Ownership of Certain Beneficial
          Owners and Management. .....................................  3

  Item 5. Directors, Executive Officers, Promoters
          and Control Persons......................................... 3/4

  Item 6. Executive Compensation. ....................................  4

  Item 7. Certain Relationships and Related
          Transactions. ..............................................  5

  Item 8. Legal Proceedings. .........................................  5

  Item 9. Market for Common Equity and Related
          Stockholder Matters. ....................................... 5/6

  Item 10. Recent Sales of Unregistered
           Securities.................................................  6

  Item 11. Description of Securities. ................................  7

  Item 12. Indemnification of Directors and
           Officers. .................................................  7

  Item 13. Financial Statements. ..................................... 8/15

  Item 14. Changes In and Disagreements
           With Accountants on Accounting and Financial
           Disclosure. ...............................................  15

  Item 15. Financial Statements and Exhibits. ........................ 16/29

  Signatures. ........................................................  30













  Item 1. Description of Business.
  --------------------------------

  (a)  Business Development

       2000 New Commerce, Inc. ("the Company") was incorporated in the State
  of Nevada on January 31, 2000.   The Company, an entity with a fiscal year
  ending December 31, is a standard C- Corporation for federal income tax purposes. The Company which presently does not have any subsidiaries or affiliated entities, is a development stage enterprise. To date, the Company has had no significant operations. To date, the Company has had no revenues.

       The Company has never been involved in any bankruptcy, receivership or similar proceedings.

  (b)  Business of  Issuer

       The business of the Company is developing e-commerce opportunities, including sales over the Internet and advisory services in this area.

       The Company, which has no employees, is a development stage enterprise. From inception to date the Company has had no revenues.

  Forward-Looking Statements

       This Form 10-SB includes "forward-looking statements" within the meaning of the "safe-harbor" provisions of the Private Securities
  Litigation Reform Act of 1995. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All statements, other than statements of historical facts included in this Form, including without limitation, statements under "Plan of Operation" and "Description of Business" , regarding the Company's financial position, business strategy, and plans and objectives of management of the Company for future operations, are forward-looking statements.

        Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, market conditions, competition and the ability to successfully complete financing.


  (c)  Reports to Security Holders

        The public may read and copy any materials the Company files with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

                                        1
                                       ---



  Item 2. Plan of Operation.
  ---------------------------

  Business Operation (Please see Item 1. (b) Business of Issuer).

  Financing

       The Company's management is seeking funding from a variety of sources including private placements of its stock, public offerings of its stock, as well as debt financing. Additionally, business combinations with entities with significant cash will be considered. However, there can be no assurance management will be successful in these endeavors.

       For the twelve month period from February 16, 2000 to February 15, 2001 it is anticipated, absent the Company's obtaining other sources of liquidity as described above, the Company's primary funding for ongoing corporate expenses, such as legal and accounting fees and filing fees will be provided by the Company's Chairman of the Board of Directors and President.

       The Company's management is commencing discussions with investment bankers pertaining to a stair step financing plan. This will encompass initial seed capital, a first and second level of private placements, bridge financing, mezzanine financing and an eventual initial public offering. However, there can be no assurance management will be successful in these endeavors.

  Item 3. Description of Property.
  --------------------------------

       The Company does not own any physical properties at this time.

       The Company's corporate executive office presently is located within the office of the Company's major shareholder/ Chairman of the Board of Directors/President Olesk. Mr. Jaak Olesk is a Certified Public Accountant and Attorney based in Beverly Hills, California at 270 North Canon Drive, Suite Number #203.

                                      2
                                     ---

  Item 4. Security Ownership of Certain Beneficial Owners and Management.
  -----------------------------------------------------------------------

       The following table sets forth certain information as of February 18, 2000 with respect to the beneficial ownership (as such term is defined under section 13(d) of the Securities Exchange Act of 1934, as amended) of the common stock by (I) each person who is the beneficial owner of more than 5% of the common stock outstanding as of such date, (II) each director of the Company, (III) the named officers, and (IV) all executive officers of the Company as a group:

  Name and address of Beneficial Owner         Amount of
  ------------------------------------         Beneficial   Percent
                                               Ownership    of Class
                                               ----------   --------
  Jaak Olesk                                   2,800,000     93.33%
  270 N. Canon Drive, Suite #203
  Beverly Hills, California  90210

  Lilian Cruz                                    100,000      3.33%
  270 N. Canon Drive, Suite #203               ---------     -----
  Beverly Hills, California 90210

  All Directors, Nominees and Executive
  Officers as a Group (2 persons)              2,900,000     96.67



  Item 5. Directors, Executive Officers, Promoters and Control Persons.
  ---------------------------------------------------------------------

  The following individuals are the directors of the Company:


  Name of Director             Age          Title
  ----------------            -----         ------
  Jaak Olesk                   47           Chairman of the Board
                                            of Directors and President

  Lilian Cruz                  32           Director, Vice President and
                                            Secretary/Treasurer

  Both directors have indefinite terms of office. Both directors have served since inception on January 31, 2000.


                                     3
                                    ---


  The following individuals are the  executive officers of the Company:

  Name of Executive Officer    Age       Title
  ------------------------    -----      ------

  Jaak Olesk                   47        Chairman of the Board
                                         of Directors and President

  Lilian Cruz                  32        Director, Vice President and
                                         Secretary/Treasurer

  Business Experience

       Jaak Olesk. Mr. Olesk is a Certified Public Accountant and Attorney.
  Mr. Olesk has over twenty years of business experience including auditing, accounting and tax services. During the last five years, Mr. Olesk has gained substantial international business experience by making foreign business trips including trips to Canada, Ukraine, the Netherlands, China, Hong Kong, Singapore and Thailand.

       Lilian Cruz. Ms. Cruz has an Associates Degree in Business Administra-tion. Ms. Cruz has over five years of experience in business and accounting.

  Item 6. Executive Compensation.
  -------------------------------

                               SUMMARY COMPENSATION TABLE

                                              Long Term Compensation
                      Annual Compensation       Awards       Payouts
                      -------------------       ------       -------
                                                       Securi-
                                     Other             ties             All
Name                                 Annual Registered Under-           other
and                                  Compen-  Stock    Lying    LTIP    Compen-
Principal   Year                     sation  Award(s)  Options/ Payouts sation
Position  (Note A) Salary($) Bonus($)   $       $      SARs (#)   $       $
--------  -------- --------- -------- ----  ---------  -------- ------  ------
Jaak Olesk
President   2000      -        -        -       -          -      -     $  500

Lilian Cruz
Secretary/
Treasurer   2000      -        -        -       -          -      -     $  100


  Note A: 2000 is for
  the period: January 31, 2000 (inception) to February 15, 2000.


                                     4
                                    ---

  Item 7. Certain Relationships and Related Transactions.
  -------------------------------------------------------

  Initial Cash Infusion by Founder

       In February, 2000 the Company issued 2,300,000 shares of its common sto-ck to its founder Jaak Olesk, Chairman of the Board of Directors and President
  of the Company, for aggregate proceeds of $2,300.   The stock issuance was
  approved by the written consent of the Directors of the Company on February 14, 2000.

  Shares for Services

       In February, 2000 the Company issued a total of 700,000 shares of its common stock for services performed. Jaak Olesk, Chairman of the Board of Directors and President, received 500,000 shares of common stock for consulting, accounting, legal and advisory services. Lilian Cruz, Director and Secretary/ Treasurer, received 100,000 shares of common stock for administrative and secretarial services. Morena Rodriguez also received 100,000 shares of common stock for administrative and secretarial services. The stock issuance was approved by the written consent of the Directors of the Company on February 14, 2000.

   Use of Office Facilities

       The Company uses the facilities and personnel of its Chairman and President Jaak Olesk without charge.

  Item 8. Legal Proceedings.
  ---------------------------

       The Company is not a party to any pending legal proceeding. Management is not aware of any threatened litigation, claims or assessments.

  Item 9. Market for Common Equity and Related Stockholder Matters.
  ------------------------------------------------------------------

  (a) Market Information

       Currently, there is no public market for the Company's common stock. At the appropriate time, the Company's management will complete the pertinent procedures for listing the Company's common stock on the National Association of Securities Dealers Over the Counter Electronic Bulletin Board. There can be no assurance however that management will be successful in this endeavor.

                                       5
                                      ---

       The Company has no common equity that is subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company. All 3,000,000 shares of common stock outstanding at February 18, 2000 could be sold pursuant to Rule 144 under the Securities Act.

  (b)  Holders

       As of February 18, 2000 there were three common stockholders of record.

  (c)  Dividends

       The Company has never declared any cash dividends.

       The current policy of the Company is not to pay cash dividends, but instead to retain future earnings, if any, to support the growth of the Company. However, there are no restrictions that limit the ability to pay dividends on common equity when it is lawful to do so.

  Item 10. Recent Sales of Unregistered Securities.
  -------------------------------------------------

       On February 14, 2000 the Company issued 2,300,000 shares of restricted common stock to its Chairman and President Jaak Olesk for $2,300 cash.

       On February 14, 2000 the Company issued a total of 700,000 shares of restricted common stock for services as follows: 500,000 shares to Chairman and President Jaak Olesk for consulting, accounting, legal and advisory services with an estimated fair market value of $500; 100,000 shares to Vice President and Secretary/Treasurer Lilian Cruz for administrative and secretarial services with an estimated fair market value of $100; and 100,000 shares to Morena Rodriguez for administrative and secretarial services with an estimated fair market value of $100.

       Each of these persons was in a position to insist upon the issuer providing him or her with information more extensive than that contained in a registration statement. Each of these persons had access to all material information regarding the Company prior to the offer or sale, without an underwriter, of the Company's common stock. These offers and sales of com-mon stock are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to section
  4 (2) thereof; and by available state exemptions, from similar applicable sta-te securities laws exempting from registration the offer and sale of such common stock.


                                          6
                                         ---

  Item 11. Description of Securities.
  -----------------------------------

       The Company's authorized capital stock consists of 25,000,000 shares of common stock, of which, 3,000,000 shares were issued and outstanding as of February 18, 2000.

       Shareholders do not have an unqualified right to a dividend. The policy of the Company is not to declare dividends, however dividends may be declared, when lawful to do so, at the discretion of the Board of Directors.

       A common shareholder has the right to vote her shares in the affairs of the Company. Common shares have one vote each. The right to vote may be delegated by the shareholder to another person.

       In the event of a liquidation or dissolution of the Company, common shareholders are entitled to share pro rata all assets remaining, if any, after payments in full of liabilities

       Shareholders do not have preemption rights. NRS 78.265 pertaining to corporations organized on or after October 1, 1991 states: "the stockholders of a corporation do not have a preemptive right to acquire the corporation's unissued shares except to the extent the articles of incorporation so provide". The Company's articles of incorporation do not so provide.

       In the event of a liquidation or dissolution of the Company, common shareholders are entitled to share pro rata all assets remaining, if any, after payment in full of all liabilities.

       Shareholders do not have any other material rights. There are no provisions in the Company's articles of incorporation or by-laws that would delay, defer or prevent a change in control of the Company.

  Item 12. Indemnification of Directors and Officers.
  ---------------------------------------------------

       The Company's by-laws provide for indemnification against necessary expenses incurred, of directors or officers who are named as defendants in litigation relating to corporate affairs, except where the director or officer is adjudged in the action to be liable for negligence or misconduct in the performance of duty.

       Section 78.7502 of Nevada Corporation Law ("Discretionary and Mandatory Indemnification of Officers, Directors, Employees and Agents:
  General Provisions.") authorizes the Company to do the above.


                                        7
                                       ---

  Item 13. Financial Statements.
  ------------------------------


                              2000 New Commerce, Inc.


  INDEX TO FINANCIAL STATEMENTS



                                                                       PAGE
  Report of Independent  Certified Public
   Accountant.........................................................  9


  Financial Statements:


  Balance Sheet as of February 15, 2000. .............................  10

  Statements of Operations for the
   period from inception on January 31, 2000
   to February 15, 2000. .............................................  11

  Statements of Shareholders' Equity (Deficit) for the
   period from inception on January 31, 2000
   to February 15, 2000. .............................................  12

  Statements of Cash Flows for the
   period from inception on January 31, 2000
   to February 15, 2000. .............................................  13

  Notes to financial statements ............... ...................... 14/15



                                      8
                                     ---

                      INDEPENDENT AUDITORS' REPORT


  To the Shareholders and Board of Directors
  2000 New Commerce, Inc.
  (A Development Stage Company)

  We have audited the accompanying balance sheet of 2000 New Commerce, Inc.
  (A Development Stage Company) as of February 15, 2000 and the related statements of operations, shareholders' equity (deficit) and cash flows, for the period from January 31, 2000 (Inception) to February 15, 2000. These financial statements are the responsibility of the Company's management.
  Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 2000 New Commerce, Inc. (A Development Stage Company) as of February 15, 2000 and the results of its operations and its cash flows for the period from January 31, 2000 (Inception) to February 15, 2000 in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  /s/ Friedman, Minsk, Cole & Fastovsky
  --------------------------------------
      Friedman, Minsk, Cole & Fastovsky

  Los Angeles,  California
  February 16, 2000


                                       9
                                      ---


                          2000 New Commerce, Inc.
                        (A Development Stage Company)
                               BALANCE SHEET
                              February 15, 2000



  ASSETS

  Current Assets
    Cash                                       $   2,215
                                               ---------
  Total current assets                             2,215
                                               ---------
  Total assets                                 $   2,215
                                               =========



  SHAREHOLDERS' EQUITY (DEFICIT)

  Common stock,
   25,000,000 shares authorized
   at .001 par value; issued and
   outstanding 3,000,000 shares                    3,000

   Additional paid-in-capital                         --

  (Deficit) accumulated
    during the development
     stage                                          (785)
                                               ---------
  Total shareholders' equity
   (deficit)                                       2,215
                                               ---------
  Total Liabilities and
  Shareholders' Equity (Deficit)               $   2,215
                                               =========



              See accompanying notes to financial statements.

                                     10
                                    ----

                              2000 New Commerce, Inc.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
              From January 31, 2000 (inception) to February 15, 2000


  Revenue                        $       --

  Expenses:
  General and
   administrative                       785
                                 ----------
  (Loss) from
    operations                         (785)

  Income taxes                           --
                                 ----------

  Net (loss)                     $     (785)
                                 ==========
  (Loss) per common
    share                        $       --
                                 ==========

  Weighted
    average common shares
     outstanding                  3,000,000
                                 ==========



               See accompanying notes to financial statements.

                                    11
                                   ----


                                2000 New Commerce, Inc.
                             (A Development Stage Company)
                 STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                 From January 31, 2000 (Inception) to February 15, 2000


                                                          (Deficit)
                                                         Accumulated
                                           Additional    During the
                       Common     Stock     Paid- In     Development
                       Shares     Amount    Capital         Stage      Total
                     ---------   -------   ---------     -----------  -------
  Common shares
  issued for cash-   2,300,000   $ 2,300   $     --       $      --   $ 2,300


  Common shares
  issued for
  services-            700,000       700         --              --       700


  Net (loss) for
  the period from
  inception                --         --         --           (785)      (785)
                   ----------    -------    -------      ---------   --------
  Balance-
  February
    15, 2000        3,000,000    $ 3,000    $    --      $    (785)  $  2,215
                   ==========    =======    =======      =========   ========


                 See accompanying notes to financial statements.


                                      12
                                     ----

                         2000 New Commerce, Inc.
                       (Development Stage Company)
                        STATEMENTS OF CASH FLOWS
              From January 31, 2000 (Inception) to February 15, 2000


  Net cash from operating activities

  Net (loss)                             $    (785)
  Adjustments to
   reconcile  net loss to
   cash used by
   operating  activities:

  Shares issued for services                   700
                                        ----------
  Net cash used by
    operating activities:                      (85)
  Net cash from financing
    activities

  Common stock issuance                      2,300
                                        ----------
  Increase in cash                           2,215

  Cash at beginning of period                   --
                                        ----------
  Cash at end of period                 $    2,215
                                        ==========

  Supplemental cash flow  information:
  Cash paid during the period for:


  Income Taxes                          $       --
                                        ==========
  Interest                              $       --
                                        ==========
  Non-cash financing transactions:

  Common shares issued for services     $      700
                                        ==========


                See accompanying notes to financial statements.

                                      13
                                     ----


                          2000 New Commerce, Inc.
                       (A Development Stage Company)
                       NOTES TO FINANCIAL STATEMENTS



  Note 1 - Summary of Significant Accounting Policies.
  ----------------------------------------------------

  Nature of Operations
       2000 New Commerce, Inc. (the "Company"), a Nevada corporation, was incorporated on January 31, 2000. The Company is a Development Stage Company
  with a fiscal year ending December 31.   The business of the Company is
  developing e-commerce opportunities, including sales over the Internet and advisory services in this area. To date, the Company has had no revenues.

  Cash Equivalents
       Cash equivalents consist of funds invested in money market accounts and investments with a maturity of three months or less when purchased. There were no cash equivalents at February 15, 2000.

  Loss per Share
       The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

  Use of Estimates
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

  Issuance of Shares for Services
       Valuation of shares for services is based on the estimated fair market value of services performed.

  Note 2 -Income taxes.
  ---------------------

       The Company uses the liability method of accounting for income taxes specified by SFAS No. 109, "Accounting for Income Taxes", whereby deferred tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the like-lihood of realization of the related tax benefit in the future. The Company had no material net deferred tax assets or liabilities at February 15, 2000.

                                        14
                                       ----

                              2000 New Commerce, Inc.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


  Note 3 - Related Party Transactions.
  ------------------------------------

        The Company issued 600,000 common shares to directors and officers as follows: 500,000 shares to the Chairman and President for services valued at par, 100,000 shares to its Vice President/, Secretary/Treasurer for services
  valued at par.   In addition, 100,000 shares were issued to a shareholder for services.

       The Company uses the facilities and personnel of its president without charge.

  Note 4 - Development Stage Company.
  -----------------------------------

       The Company is a Development Stage Company. A Development Stage Company is one for which principal operations have generated no revenues or an insignificant amount of revenue. A Development Stage Company devotes most of its activities to establishing a new business.

  Note 5 -  Basis of presentation and considerations related to continued existence (going concern).
  -----------------------------------------------------------

       The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $785 for the period from inception on January 31, 2000 to February 15, 2000. This factor, among others, raises substantial doubt as to the Company's ability to continue as a going concern.

       The Company's management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in this endeavor.

  Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.
  -------------------------------------------------------------------

       The Company has not had any changes in or disagreements with accountants since inception.

                                   15
                                  ----

  Item 15. Financial Statements and Exhibits.
  ---------------------------------------------

  (a) Financial statements filed as part of this registration statement are:

        Balance sheet as of: February 15, 2000.

        Statements of operations
        for period: From January 31, 2000 (inception) to
        February 15, 2000.

        Statement of changes in shareholders' equity (deficit) for period: From January 31, 2000 (inception) to
        February 15, 2000.

        Statement of cash flows
        for period: From January 31, 2000 (inception) to
        February 15, 2000.

        The above financial statements, and related footnotes, are all included in Item 13.

  (b)   Index of exhibits

  Exhibit:
  ------------                                                         PAGE

  Articles of Incorporation
  of 2000 New Commerce, Inc. ......................................... 17/22

  By-laws of 2000 New Commerce, Inc. ................................. 22/29


                                    16
                                   ----



                           ARTICLES OF INCORPORATION
                          ---------------------------
                                      OF
                                    ------
                            2000 New Commerce, Inc.
                       --------------------------------

           FIRST.   The name of the corporation is:


                            2000 New Commerce, Inc.

           SECOND.   Its registered office in the State of Nevada is located
  at 2533 North Carson Street, Carson City, Nevada 89706 that this Corporation may maintain an office, or offices, in such other place within or without the State of Nevada as may be from time to time designated by the Board of Directors, or by the By-Laws of said Corporation, and that this Corporation may conduct all Corporation business of every kind and nature, including the holding of all meeting of Directors and Stockholders, outside the State of Nevada as well as within the State of Nevada

           THIRD. The objects for which this Corporation is formed are: To engage in any lawful activity, including, but not limited to the following:

  (A) Shall have such rights, privileges and powers as may be conferred upon corporations by any existing law.

  (B) May at any time exercise such rights, privileges and powers, when not inconsistent with the purposes and objects for which this corporation is organized.

  (C) Shall have power to have succession by its corporate name for the period limited in its certificate or articles of incorporation, and when no period is limited, perpetually, or until dissolved and its affairs its affairs wound up according to law.

  (D)  Shall have power to sue and be sued in any court of law or equity.

  (E)  Shall have power to make contracts.

  (F) Shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country.


                                       17
                                      ----


  (G)  Shall have power to appoint such officers and agents as the affairs of
  the corporation shall require, and to allow them suitable   compensation.

  (H) Shall have power to make By-Laws not inconsistent with the constitution or laws of the United States, or of the State of Nevada for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business, and the calling and holding of meetings of its stockholders.

  (I) Shall have power to wind up and dissolve itself, or be wound up or dissolved.

  (J) Shall have power to adopt and use a common seal or stamp, and alter the same at pleasure. The use of a seal or stamp by the corporation on any corporate documents is not necessary. The corporation may use a seal or stamp, if it desires, but such use or nonuse shall not in any way affect the legality of the document.

  (K) Shall have power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures, and other obligations and evidences of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for any other lawful object.

  (L) Shall have power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidences of the indebtedness created by, any other corporation or corporations of the State of Nevada, or any other state or government, and, while owners of such stock, bonds, securities or evidences of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any.

  (M) Shall have power to purchase, hold, sell and transfer shares of its own capital stock, and use therefor its capital, capital surplus, surplus, or other property or fund.

  (N) Shall have power to conduct business, have one or more offices, and hold, purchase, mortgage and convey real and personal property in the State of Nevada, and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia, and any foreign countries.

                                     18
                                    ----

  (O) Shall have power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its certificate or articles of incorporation, or any amendment thereof, or necessary or incidental to the protection and benefit of the corporation, and, in general, to carry on any lawful business necessary or incidental to the attainment of the objects of the corporation, whether or not such business is similar in nature to the objects set forth in the certificate or articles of incorporation of the corporation, or any amendment thereof.

  (P) Shall have power to make donations for the public welfare or for charitable, scientific or educational purposes.

  (Q) Shall have power to enter into partnerships, general or limited, or joint ventures, in connection with any lawful activities, as may be allowed by law.

           FOURTH. That the total number of common stock authorized that may be issued by the Corporation is twenty five million (25,000,000) shares of stock of with are valued at one tenth of one cent (.001) and no other class of stock shall be authorized. Said shares may be issued by the corporation from time to time for such considerations as may be fixed by the Board of Directors.

           FIFTH. The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the By-Laws of this Corporation, providing that the number of directors shall not be reduced to fewer than one (1).

       The name and post office address of the first board of Directors shall be one (1) in number and listed as follows:


           NAME                                     POST OFFICE ADDRESS
           ------                                   -------------------------
           Brent Buscay                             2533 North Carson Street
                                                    Carson City, Nevada 89706

                                      19
                                     ----



           SIXTH. The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

           SEVENTH. The name and post office address of the Incorporator signing the Articles of Incorporation is as follows:


        NAME                                     POST OFFICE ADDRESS
        -----                                    ------------------------
        Brent Buscay                             2533 North Carson Street
                                                 Carson City, Nevada 89706


           EIGHTH.  The agent for this corporation shall be:



                            LAUGHLIN ASSOCIATES, INC.

  The address of said agent, and, the registered or statutory address of this corporation in the state of Nevada, shall be:

                            2533 North Carson Street
                            Carson City, Nevada 89706


           NINTH.  The corporation is to have perpetual existence.

           TENTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

       Subject to the By-Law, if any, adopted by the Stockholders, to make, alter or amend the By-laws of the Corporation.

       To fix the amount to be reserved as working capital over and above its capital stock paid in; to authorize and cause to be executed, mortgages and liens upon the real and personal property of this Corporation.

       By resolution passed by a majority of the whole Board, to designate one (1) or more committees, each committee to consist of one or more of the Directors of the Corporation, which, to the extent provided in the resolution, or in the By-Laws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation. Such committee, shall have such name, or names, as may be stated in the By-Laws of the Corporation, or as may be determined from time to time by resolution adopted by the Board of directors.

                                    20
                                   ----

       When and as authorized by the affirmative vote of the Stockholders holding stock entitling them to exercise at least a majority of the voting power given at a Stockholders meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the Board of Directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the Corporation, including its good will and its corporate franchises, upon such terms and conditions as its board of Directors deems expedient and for the best interests of the Corporation.

           ELEVENTH. No shareholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of the Corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.

           TWELFTH. No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i ) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.
  Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

           THIRTEENTH. This Corporation reserves the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon Stockholders herein are granted subject to this reservation.

  I, THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a Corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this January 21, 2000.

                                 /s/    Brent Buscay
                                -------------------------
                                       Brent Buscay


                                      21
                                     ----

  I, Laughlin Associates, Inc. hereby accept as Resident Agent for the previou-sly named Corporation.


  January 21, 2000                         /s/   Brent Buscay
  ------------------                      ---------------------------
  Date                                         Vice President



                         2000 New Commerce, Inc.
                      ------------------------------


                                BY-LAWS


  ARTICLE I    MEETINGS OF SHAREHOLDERS
  -------------------------------------

  1. Shareholders' Meetings shall he held in the office of the corporation, at Carson City, NV, or at such other place or places as the Directors shall, from time to time , determine.

  2. The annual meeting of the shareholders of this corporation shall be held at 11:00 a.m., on the 31th day of January of each year beginning in 2001, at which time there shall be elected by the shareholders of the corporation a Board of Directors for the ensuing year, and the shareholders shall transact such other business as shall properly come before them. If the day fixed for the annual meeting shall be a legal holiday such meeting shall be held on the next succeeding business day.

  3. A notice signed by any Officer of the corporation or by any person designated by the Board of Directors, which sets forth the place of the annual meeting, shall be personally delivered to each of the shareholders of record, or mailed postage prepaid, at the address as appears on the stock book of the corporation, or if no such address appears in the book of the corporation, to his last known address, at least ten (10) days prior to the annual meeting.

      Whenever any notice whatever is required to be given under any article of these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to the notice, whether before or after the time of the meeting of the shareholders, shall be deemed equivalent to proper notice.

  4. A majority of the shares issued and outstanding, either in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the shareholders.

                                    22
                                   ----

  5. If a quorum is not present at the annual meeting, the shareholders present, in person or by proxy, may adjourn to such future time as shall be agreed upon by them, and notice of such adjournment shall be mailed, postage prepaid, to each shareholder of record at least ten (10) days before such date to which the meeting was adjourned; but if a quorum is present, they may adjourn from day to day as they see fit, and no notice of such adjournment need be given.

  6. Special meetings of the shareholders may be called at anytime by the President; by all of the Directors provided there are no more than three, or if more than three, or if more than three, by any three Directors; or by the holder of a majority share of the capital stock of the corporation. The Secretary shall send a notice of such called meeting to each shareholder of record at least ten (10) days before such meeting, and such notice shall state the time and place of the meeting, and the object thereof. No business shall be transacted at a special meeting except as stated in the notice to the shareholders, unless by unanimous consent of all shareholders present, either in person or by proxy.

  7. Each shareholder shall be entitled to one vote for each share of stock in his own name on the books of the corporation, whether represented in person or by proxy.

  8. At all meeting of shareholders, a shareholder, may vote by proxy executed in writing by shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting.

  9. The following order of business shall be observed at all meetings of the shareholders so far as is practicable:

                              a. Call the roll;

                              b. Reading, correcting and approving of
                                 the minutes of the previous meeting;

                              c. Reports of Officers;

                              d. Reports of Committees;

                              e. Election of Directors;

                              f. Unfinished business; and

                              g. New business.


                                    23
                                   ----

  10. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action to be taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

  ARTICLE II    STOCK
  -----------------------

  1. Certificates of stock shall be in a form adopted by the Board of Directors and shall be signed by the President and Secretary of the corporation.

  2. All certificates shall be consecutively numbered; the name of the person owning the shares represented thereby, with the number of such shares and the date of issue shall be entered on the company's books.

  3. All certificates of stock transferred by endorsement thereon shall be surrendered by cancellation and new certificates issued to the purchaser or assignee.

  4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of successions, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the transfer book of the corporation.

  5. The corporation shall be entitled to treat the holder of any share as the holder in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by laws of this state.

  ARTICLE III    DIRECTORS
  -----------------------------

  1. A Board of Directors, consisting of at least one (1) person shall be chosen annually by the shareholders at their meeting to manage the affairs of the corporation. The Directors' term of office shall be one (1) year, and Directors may be re-elected for successive annual terms.

                                      24
                                     ----

  2. Vacancies on the Board of Directors by reason of death, resignation or other causes shall be filled by the remaining Director or Directors choosing a Director or Directors to fill the unexpired term.

  3. Regular meetings of the Board of Directors shall be held at 1:00 p.m., on the 31st day of January of each year beginning in 2001 at the office of the company at Carson City, NV, or at such other time or place as the
  Board of Directors shall by resolution appoint; special meetings may be called by the President or any Director giving ten (10) days notice to each Director. Special meetings may also be called by execution of the appro-priate waiver of notice and called when executed by a majority of the Direc-
  tors of the company.   A majority of the Directors shall constitute a quorum.

  4. The Directors shall have the general management and control of the business and affairs of the corporation and shall exercise all the powers that may be exercised or performed by the corporation, under the statutes, the Articles of Incorporation, and the By-Laws. Such management will be by equal vote of each member of the Board of Directors with each Board member having an equal vote.

  5. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Directors.

  6. A resolution, in writing, signed by all or a majority of the members of the Board of Directors, shall constitute action by the Board of Directors to effect therein expressed, with the same force and effect as though such resolution had been passed at a duly convened meeting; and it shall be the duty of the Secretary to record every such resolution in the Minute Book of the corporation under its proper date.

  7. Any or all of the Directors may be removed for cause by vote of the shareholders or by action of the Board. Directors may be removed without cause only by vote of shareholders.

                                      25
                                     ----

  8. A Director may resign at any time by giving written notice to the Board, the President or the Secretary of corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Board or such Officer, and the acceptance of the resignation shall not by necessary to make it effective

  9. A Director of the corporation who is present at a meeting of the Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

  ARTICLE IV    OFFICERS
  --------------------------

  1. The officers of this company shall consist of: a President, one or more Vice Presidents, Secretary, Treasurer, and such other officer as shall, from time to time, be elected or appointed by the Board of Directors.

  2. The PRESIDENT shall preside at all meetings of the Directors and the shareholders and shall have general charge and control over the affairs of the corporation subject to the Board of Directors. He shall sign or countersign all certificates, contracts and other instruments of the corporation as authorized by the Board of Directors and shall perform all such other duties as are incident to his office or are required by him by the Board of Directors.

                                       26
                                      ----

  3.   The   VICE PRESIDENT  shall exercise the functions of President during the absence or disability of the President and shall have such powers and such duties as may be assigned to him, from time to time, by the Board of Directors.

  4.   The   SECRETARY  shall issue notices for all meetings as required by the By-Laws, shall keep a record of the minutes of the proceedings of the meetings of the shareholders and Directors, shall have charge of the corporate books, and shall make such reports and perform such other duties as are incident to his office, properly required of him by the Board of Directors. He shall be responsible that the corporation complies with
  Section 78.105 of the Nevada Revised Statutes and supplies to the Nevada Resident Agent or Registered Office in Nevada, any and all amendments to the corporation's Articles of Incorporation and any and all amendments or changes to the By-Laws of the corporation. In compliance with Section 78.105, he will also supply to the Nevada Resident Agent or Registered
  Office in Nevada, and maintain, a current statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete Post Office address, including street and number, if any, where such stock ledger or duplicate stock ledger is kept.

  5.   The    TREASURER  shall have the custody of all monies and securities of the corporation and shall keep regular books of account. He shall disburse the funds of the corporation in payment of the just demands against the corporation , or as may be ordered by the Board of Directors, making proper vouchers for such disbursements and shall render to the Board of Directors, from time to time, as may required of him, an account of all his transactions as Treasurer and of the financial condition of the corporation. He shall perform all duties incident to his office or which are properly requried of him by the Board of Directors.

  6.   The RESIDENT AGENT   shall be in charge of the corporation's
  registered office in the State of Nevada, upon whom process against the corporation may be served and shall perform all duties required of him by statute..

                                   27
                                  ----

  7. The salaries of all Officers shall be fixed by the Board of Directors and may be changed, from time to time, by a majority vote of the Board.

  8. Each of such Officers shall serve for a term of one (1) year or until their successors are chosen and qualified. Officers may be re-elected or appointment for successive annual terms.

  9. The Board of Directors may appoint such other Officers and Agents, as it shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined, from time to time, by the Board of Directors.

  10. Any Officer or Agent elected or appointed by the Directors may be removed by the Directors whenever in their judgment the best interest of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

  11. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Directors for the unexpired portion of the term.

  ARTICLE V  INDEMNIFICATION OF OFFICERS AND DIRECTORS
  ----------------------------------------------------

       The corporation shall indemnify any and all of its Directors and Officers, and its former Directors and Officers, or any person who may have served at the corporation's request as a Director or Officer of another corporation in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director(s) or Officer(s) of the corporation, or of such other corporation, except, in relation to matters as to which any such Director or Officer or former Director or Officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-Laws, agreement, vote of shareholders or otherwise.

                                   28
                                  ----

  ARTICLE VI    DIVIDENDS
  -------------------------

       The Directors may, from time to time, declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by Law.

  ARTICLE VII    WAIVER OF NOTICE
  ---------------------------------
       Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or Director of the corporation under the provisions of these By-Laws or under the provisions of Articles of Incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before of after the time stated therein, shall be deemed equivalent the giving of such notice.

  ARTICLE VIII    AMENDMENTS
  --------------------------------

  1. Any of these By-Laws may be amended by a majority vote of the shareholders at any annual meeting or at any special meeting called for that purpose.

  2. The Board of Directors may amend the By-Laws or adopt additional By-Laws, but shall not alter or repeal any By-laws adopted by the shareholders of the company.


                        CERTIFIED TO BE THE BY-LAWS OF:

                             2000 New Commerce, Inc.

                            By: /s/ Lilian Cruz
                           --------------------------
                                    Secretary


                                     29
                                    ----

 SIGNATURES


       In accordance with Section 12 of the Securities Exchange Act of 1934, the small business issuer caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    2000 New Commerce, Inc.
                                    (small business issuer)

                                       /s/   Jaak Olesk
                                    ------------------------
                                            Jaak Olesk
                                Chairman of the Board, President


Date: February 18, 2000






                                    30
                                   ----